EXHIBIT 99.1

Aeterna Zentaris to Announce Third Quarter 2018 Financial and Operating Results on November 6, 2018

CHARLESTON, S.C., Oct. 31, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX: AEZS) will announce its third quarter 2018 financial and operating results after market close on Tuesday, November 6, 2018. The Company will host a conference call to discuss these results on Wednesday, November 7, 2018 at 8:30 a.m. Eastern Time.

Participants may access the conference call by telephone using the following numbers:

  Toll-Free: 877-407-8029, Confirmation #13684540
  Toll: 201-689-8029, Confirmation # 13684540

A replay will also be available on the Company’s website for a period of 30 days.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an oral ghrelin receptor agonist, to be administered in the diagnosis of patients with adult growth hormone deficiency.  Aeterna Zentaris has entered into a license and assignment agreement with a wholly-owned subsidiary of Strongbridge Biopharma plc to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. For more information, visit www.zentaris.com.

Contact:

Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
IR@aezsinc.com
843-900-3201